

Mail Stop 7010

July 5, 2007

Peter Stone
Chief Financial Officer
Guideline, Inc.
625 Avenue of the Americas
New York, NY 10011

>   **Re: Guideline, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **File No. 33-75828**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis, page 21
Results of Operations – Calendar Year 2006 Compared to Calendar Year 2005, page 22

1.   We note that your analysis of revenues for On-Demand Business Research and Product Development Intelligence lists multiple factors that contributed to the change in revenues. In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of *each* factor where possible. Refer to Item 303(a)(3) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

2.   We note that your Form 10-K does not analyze your results of operations on a segmental basis below the revenue line item. Refer to Item 303 of Regulation S-K and our Release 33-8350. Please revise future filings to also analyze your segmental measure of profit or loss, or the line items within your segmental measure of profit or loss, for each segment, including your "Corporate and other" segment. Your analysis should provide insight into the reasons behind changes in those expenses to allow your investors to understand the changes seen in each segment's operating income (loss) in your segment footnote.

Financial Condition, Liquidity and Capital Resources, page 29

3.   Please expand your liquidity discussion in future filings to provide insight into the reasons behind the changes in your cash flows rather than simply reciting the information seen on your cash flow statement. Refer to Section 4.B. of our Release 33-8350.

Contractual Obligations, page 32

4.   We note that your table of contractual obligations does not include the interest commitments related to your debt. In future filings, include the interest commitments under your interest-bearing debt in this table, or provide narrative discussion of this obligation in the footnotes to the table. If you provide a narrative discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Please also disclose any assumptions used in your calculation of future interest amounts. Refer to footnote 46 to Release 33-8350.

Financial Statements for the Year Ended December 31, 2006
Note 2 – Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-10

5.   We read that you recognize revenues for your non-subscription based services primarily under the percentage-of-completion method. As the services that you provide are outside of the scope of SOP 81-1, we believe that you should recognize revenues under SAB Topic 13 rather than the percentage-of-completion method. Refer to Section 2.F.2 of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please provide us with your analysis of how your non-subscription based service revenues should be recognized under SAB Topic 13, and provide us with a materiality analysis of any resulting differences in your historical results. To the extent that you believe these revenues should be recognized under proportional performance or a similar method, please help us to understand why you would not need to defer all revenue related to a particular research project until the time that you delivered your final

research report to the customer. Also note that we do not believe that the cost-to-cost approach is appropriate for recognizing revenues outside of the scope of SOP 81-1.

Note 3 – Acquisitions, page F-13

6.   We note that you allocated approximately 76% of your purchase price for Atlantic and 83% of your purchase price for Signia to goodwill. We also note that goodwill represents approximately 50% of your total assets. Given the materiality of your goodwill balance, as long as you disclose purchase price allocations for these acquisitions, please also disclose the factors that contributed to such a large amount of goodwill in these acquisitions, as we believe this is important information to your investors.

Note 10 - Shareholders' Equity, page F-23
Redeemable Common Stock

7.   We note the references to redeemable common stock on the face of your financial statements. As long as this information appears on the face of your financial statements, please provide a footnote explanation of this redeemable common stock, including, if true, that the stock was fully redeemed in 2005. Also supplementally explain to us why the "redemption of common stock" is presented on the face of your equity statement in a manner similar to an issuance of common stock, and clarify this matter in future filings.

Adjustment to Beginning Retained Earnings, page F-27

8.   Disclose in future filings when and how the error relating to the overstatement of deferred tax assets arose in accordance with the interpretive response to Question 3 of SAB 108.

Exhibit 31

9.   In future filings, please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including replacing "annual report" and "quarterly report" with "report."

FORM 8-K FILED MAY 15, 2007

10.   We note your presentation of EBITDA and Adjusted EBITDA within your press release and have the following comments:
        • Since the measure you call EBITDA for 2006 excludes items in addition to what this term generally suggests, please revise future filings to re-name this measure to better indicate what it excludes. Refer to Question 14 to

> our Frequently Asked Questions Regarding the Use of Non-GAAP
> Financial Measures (our Non-GAAP FAQ).
> - Since the measure you call Adjusted EBITDA excludes several expenses
>   that you have labeled as nonrecurring, please revise future filings to
>   provide all disclosures indicated by Question 8 and Question 9 of our
>   Non-GAAP FAQ.
> - Since the measure you call Adjusted EBITDA excludes non-cash stock
>   compensation expense, please revise future filings to provide all
>   disclosures required by SAB Topic 14:G.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jennifer Thompson at (202) 551-3737, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief